ROKWADER, INC.
23950 Craftsman Road, Calabasas, CA 91302
Telephone: (818)224-3675 Fax: (818)591-1612

April 20, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: David Link, Esq.

Re:	Rokwader, Inc.
Post-Effective Amendments No. 2 and No. 3 to
Registration Statement on Form SB-2
File No.: 333-125314
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 and in accordance with your recommendation set forth in your letter dated April 11, 2007, Rokwader, Inc., a Delaware corporation (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 2 and No. 3 to Registration Statement on Form SB-2 (File No.: 333-125314). Our prior withdrawal request was set forth in our Post-Effective Amendment No. 3 filed with the Commission on April 16, 2007. That withdrawal request should have been submitted in letter format, such as set forth hereinabove.

The Company had filed a Form SB-2 as a “blank check” company in accordance with Rule 419. The Company was unable to consummate a business combination within the 18 month time period from the date of effectiveness of our Registration Statement, as established by Rule 419(e)(2)(iv). As such, all of the funds being held in an escrow account, amounting to $125,000 plus interest of $3,298.19 were returned to the investors who purchased common stock in the initial offering. The shares of common stock in the escrow account were returned to the Company.

Please contact our legal counsel, William B. Barnett, should you have any questions or require further information regarding our request for withdrawal. Mr. Barnett may be reached at (818) 595-7717.

Very truly yours, Rokwader, Inc. /s/ Yale Farar Yale Farar, President